Exhibit 99.1

Contact:

MicroStrategy Incorporated

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Third Quarter 2020 Financial Results

TYSONS CORNER, Va., October 27, 2020 - MicroStrategy® (Nasdaq: MSTR), the largest independent publicly-traded business intelligence company, today announced financial results for the three-month period ended September 30, 2020 (the third quarter of its 2020 fiscal year).

“MicroStrategy delivered one of its stronger quarters in years, with meaningful growth in both product licenses and deferred subscription services revenues and a significant improvement in non-GAAP operating margin.  We believe our performance demonstrates growing customer demand for scalable, flexible enterprise-grade solutions that enable better business performance through data-driven decisions,” said Michael J. Saylor, CEO, MicroStrategy Incorporated.

“Our recent decision to make bitcoin our primary treasury reserve asset is the latest example of MicroStrategy’s embrace of virtual technologies. The purchase of $425 million of bitcoin during the quarter offers the possibility of greater return potential for investors than holding such balances in cash and has increased the overall visibility of MicroStrategy in the market.  We believe our proactive management of our balance sheet, together with our improved revenue and profitability performance, can serve as catalysts to generate substantial long-term value for our shareholders,” continued Mr. Saylor.

Third Quarter 2020 Financial Highlights

•

Revenues: Total revenues for the third quarter of 2020 were $127.4 million, a 6.4% increase, or a 5.9% increase on a non-GAAP constant currency basis, compared to the third quarter of 2019. Product licenses and subscription services revenues for the third quarter of 2020 were $37.9 million, a 41.0% increase, or a 41.9% increase on a non-GAAP constant currency basis, compared to the third quarter of 2019.  Product support revenues for the third quarter of 2020 were $71.4 million, a 2.1% decrease, or a 3.0% decrease on a non-GAAP constant currency basis, compared to the third quarter of 2019. Other services revenues for the third quarter of 2020 were $18.2 million, an 8.8% decrease, or a 10.2% decrease on a non-GAAP constant currency basis, compared to the third quarter of 2019.

•	Gross Profit: Gross profit for the third quarter of 2020 was $105.7 million, representing an 82.9% gross margin, compared to a gross margin of 80.1% in the third quarter of 2019.
•

Operating Expenses: Operating expenses for the third quarter of 2020 were $125.9 million, a 38.0% increase compared to the third quarter of 2019. Beginning in the third quarter of 2020, operating expenses include impairment losses on our digital assets, which were $44.2 million during the third quarter of 2020.

•

(Loss) Income from Operations: Loss from operations for the third quarter of 2020 was $20.3 million versus income from operations of $4.6 million for the third quarter of 2019. Non-GAAP income from operations, which excludes share-based compensation expense and impairment losses and gains on sale from intangible assets, which include digital assets, was $26.5 million for the third quarter of 2020 versus $6.4 million for the third quarter of 2019.

•

Net (Loss) Income: Net loss for the third quarter of 2020 was $14.2 million, or $1.48 per share on a diluted basis, as compared to net income of $9.7 million, or $0.94 per share on a diluted basis, for the third quarter of 2019. Non-GAAP net income, which excludes share-based compensation expense and impairment losses and gains on sale from intangible assets, which include digital assets, was $19.8 million, or $2.06 per share on a non-GAAP diluted basis, for the third quarter of 2020, as compared to non-GAAP net income of $11.6 million, or $1.13 per share on a non-GAAP diluted basis, for the third quarter of 2019.

•

Cash and Short-term Investments: As of September 30, 2020, MicroStrategy had cash and cash equivalents and short-term investments of $52.7 million, as compared to $565.6 million as of December 31, 2019, a decrease of $513.0 million.

•

Digital Assets: As of September 30, 2020, the carrying value of MicroStrategy’s digital assets (comprised solely of bitcoin) was $380.8 million, which reflects cumulative impairments of $44.2 million since acquisition. MicroStrategy accounts for its digital assets as indefinite-lived intangible assets, which are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition. MicroStrategy determines the fair value of its bitcoin based on quoted (unadjusted) prices on the active exchange that MicroStrategy has determined is its principal market for bitcoin.  MicroStrategy considers the lowest price of one bitcoin quoted on the active exchange at any time since acquiring the specific bitcoin.  If the carrying value of a bitcoin exceeds that lowest price, an impairment loss has occurred with respect to that bitcoin in the amount equal to the difference between its carrying value and such lowest price.  Impairment losses are recognized as “Digital asset impairment losses” in MicroStrategy’s Consolidated Statements of Operations. As of September 30, 2020, the average cost and average carrying value of MicroStrategy’s bitcoin were approximately $11,111 and $9,954, respectively. As of October 26, 2020, at 4:00 p.m. EDT, MicroStrategy had 38,250 bitcoins and the market price of one bitcoin in the principal market was approximately $13,023.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP financial measures for the three and nine months ended September 30, 2020 and 2019. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below. Additional non-GAAP financial measures are included in our “3Q 2020 Earnings Presentation” presentation, which will be available under the “Events” section on MicroStrategy’s investor relations website at https://ir.microstrategy.com/events-presentations.

MicroStrategy uses its Intelligent Enterprise™ platform across the enterprise and has created an interactive dossier with quarterly financial performance data. Anyone can access the MSTR Financials dossier via a web browser, or by downloading the MicroStrategy Library™ app on an iOS or Android device. To download the native apps, visit MicroStrategy Library for iPad, MicroStrategy Library for iPhone, or MicroStrategy Library for Android tablet and smartphone.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) non-GAAP income (loss) from operations that excludes the impact of share-based compensation expense and impairment losses and gains on sale from intangible assets, which include its digital assets, (ii) non-GAAP net income and non-GAAP diluted earnings per share that exclude the impact of share-based compensation expense and impairment losses and gains on sale from intangible assets, which include its digital assets and the sale of its Voice.com domain name in the second quarter of 2019 (the “Domain Name Sale”), and (iii) non-GAAP constant currency revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis.  The first supplemental financial measure excludes (i) a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies and (ii) significant impairment losses and gains on sale from intangible assets, which include MicroStrategy’s bitcoin. The second set of supplemental financial measures excludes the impact of (i) share-based compensation expense and (ii) impairment losses and gains on sale from intangible assets, which include MicroStrategy’s bitcoin and the Domain Name Sale, which was outside of MicroStrategy’s normal business operations.  The third set of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a non-GAAP constant currency basis.  MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

Treasury Management Strategy and Bitcoin Acquisitions

In July 2020, MicroStrategy announced a capital allocation strategy pursuant to which it intended to use capital in excess of working capital requirements to (i) return up to $250.0 million to its stockholders over a 12-month period and (ii) invest up to another $250.0 million during the same period in one or more alternative investments or assets, which may include stocks, bonds, commodities such as gold, digital assets such as bitcoin, or other asset types. In August 2020, MicroStrategy’s Board of Directors authorized the investment of up to $250.0 million in bitcoin. In September 2020, MicroStrategy’s Board of Directors adopted a new Treasury Reserve Policy that updated MicroStrategy’s treasury management and capital allocation strategies, under which its treasury reserve assets will consist of (i) cash and cash equivalents and short-term investments (“Cash Assets”) held by MicroStrategy that exceed working capital requirements and (ii) bitcoin held by MicroStrategy, with bitcoin serving as the primary treasury reserve asset on an ongoing basis, subject to market conditions and anticipated needs of the business for Cash Assets.  As part of these treasury management and capital allocation strategies, MicroStrategy purchased a total of approximately 38,250 bitcoins at an aggregate purchase price of $425.0 million in the third quarter of 2020 for an average purchase price of approximately $11,111 per bitcoin.  As a result of the Treasury Reserve Policy, in future periods, MicroStrategy may purchase additional bitcoins and increase its overall holdings of bitcoin or sell its bitcoins and decrease its overall holdings of bitcoin.

Tender Offer

In August 2020, MicroStrategy announced that it commenced a “modified Dutch Auction” tender offer (the “Offer”) to purchase up to $250.0 million in value of shares of its issued and outstanding class A common stock, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $140.00 nor less than $122.00 per share. The Offer expired at 5:00 p.m., New York City time, on September 10, 2020. During the third quarter of 2020, MicroStrategy repurchased an aggregate of 432,313 shares of its class A common stock through the Offer at a price of $140.00 per share for an aggregate cost of $61.3 million, inclusive of $0.8 million in certain fees and expenses related to the Offer. As of September 30, 2020, MicroStrategy had 7.3 million shares of class A common stock and 2.0 million shares of class B common stock outstanding.

Conference Call

MicroStrategy will be discussing its third quarter 2020 financial results on a conference call today beginning at approximately 5:00 p.m. EDT. To access the conference call, dial (844) 824-7425 (domestically) or (716) 220-9429 (internationally) and use conference ID 4698795. A live and archived webcast and accompanying presentation materials will be available under the “Events” section on MicroStrategy’s investor relations website at https://ir.microstrategy.com/events-presentations. A replay of the conference call will be available beginning approximately two hours after the call concludes until November 3, 2020 at (855) 859-2056 (domestically) or (404) 537-3406 (internationally) using the passcode 4698795.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is the largest independent publicly-traded business intelligence company, with the leading enterprise analytics platform. Our vision is to enable Intelligence Everywhere™. MicroStrategy provides modern analytics on an open, comprehensive enterprise platform used by many of the world’s most admired brands in the Fortune Global 500. Optimized for cloud and on-premises deployments, the platform features HyperIntelligence®, a breakthrough technology that overlays actionable enterprise data on popular business applications to help users make smarter, faster decisions. For more information about MicroStrategy, visit www.microstrategy.com.

MicroStrategy, Intelligent Enterprise, MicroStrategy Library, Intelligence Everywhere, HyperIntelligence, and MicroStrategy 2020 are either trademarks or registered trademarks of MicroStrategy Incorporated in the United

States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: the extent and timing of market acceptance of MicroStrategy’s new offerings, including MicroStrategy 2020™; impacts of the COVID-19 pandemic; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; continued acceptance of the Company’s other products in the marketplace; changes in the value of the Company’s bitcoin and impairment losses that may be associated therewith; fluctuations in tax benefits or provisions; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers shifting from a product license model to a cloud subscription model; competitive factors; general economic conditions; currency fluctuations; and other risks detailed in MicroStrategy’s registration statements and periodic reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MSTR-F

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses	$29,573	$18,972	$56,973	$57,384
Subscription services	8,305	7,894	24,294	22,142
Total product licenses and subscription services	37,878	26,866	81,267	79,526
Product support	71,352	72,885	212,548	217,313
Other services	18,178	19,942	55,601	55,957
Total revenues	127,408	119,693	349,416	352,796

Cost of revenues
Product licenses	545	526	1,729	1,597
Subscription services	3,656	3,889	11,512	10,976
Total product licenses and subscription services	4,201	4,415	13,241	12,573
Product support	5,679	6,922	19,234	21,710
Other services	11,856	12,478	37,795	41,055
Total cost of revenues	21,736	23,815	70,270	75,338

Gross profit	105,672	95,878	279,146	277,458

Operating expenses
Sales and marketing	35,330	43,935	109,799	140,968
Research and development	26,638	27,457	78,606	83,436
General and administrative	19,733	19,900	60,514	63,684
Digital asset impairment losses	44,242	0	44,242	0
Total operating expenses	125,943	91,292	293,161	288,088

(Loss) income from operations	(20,271)	4,586	(14,015)	(10,630)
Interest income, net	209	2,941	2,627	8,520
Other (expense) income, net	(2,971)	1,882	(4,532)	30,717
(Loss) income before income taxes	(23,033)	9,409	(15,920)	28,607
(Benefit from) provision for income taxes	(8,804)	(291)	(5,735)	6,419
Net (loss) income	$(14,229)	$9,700	$(10,185)	$22,188

Basic (loss) earnings per share (1):	$(1.48)	$0.95	$(1.04)	$2.16
Weighted average shares outstanding used in computing basic (loss) earnings per share	9,616	10,251	9,777	10,273

Diluted (loss) earnings per share (1):	$(1.48)	$0.94	$(1.04)	$2.15
Weighted average shares outstanding used in computing diluted (loss) earnings per share	9,616	10,309	9,777	10,336

(1)	Basic and fully diluted (loss) earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	September 30,	December 31,
	2020	2019*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$52,653	$456,727
Restricted cash	1,231	1,089
Short-term investments	0	108,919
Accounts receivable, net	148,512	163,516
Prepaid expenses and other current assets	16,040	23,195
Total current assets	218,436	753,446

Digital assets	380,758	0
Property and equipment, net	45,473	50,154
Right-of-use assets	79,296	85,538
Deposits and other assets	15,405	8,024
Deferred tax assets, net	33,537	19,409
Total Assets	$772,905	$916,571

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$38,668	$33,919
Accrued compensation and employee benefits	44,177	48,792
Deferred revenue and advance payments	160,845	187,107
Total current liabilities	243,690	269,818

Deferred revenue and advance payments	11,657	4,344
Operating lease liabilities	95,591	103,424
Other long-term liabilities	32,651	30,400
Deferred tax liabilities	24	26
Total Liabilities	383,613	408,012

Stockholders’ Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 15,937 shares issued and 7,253 shares outstanding, and 15,888 shares issued and 8,081 shares outstanding, respectively	16	16
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 2,014 shares issued and outstanding, and 2,035 shares issued and outstanding, respectively	2	2
Additional paid-in capital	604,974	593,583
Treasury stock, at cost; 8,684 shares and 7,807 shares, respectively	(782,104)	(658,880)
Accumulated other comprehensive loss	(6,900)	(9,651)
Retained earnings	573,304	583,489
Total Stockholders’ Equity	389,292	508,559
Total Liabilities and Stockholders’ Equity	$772,905	$916,571

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30,
	2020	2019
	(unaudited)	(unaudited)
Operating activities:
Net (loss) income	$(10,185)	$22,188
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	9,342	5,456
Reduction in carrying amount of right-of-use assets	6,134	6,087
Credit losses and sales allowances	1,874	892
Net realized (gain) loss on short-term investments	(94)	41
Deferred taxes	(13,341)	(3,352)
Release of liabilities for unrecognized tax benefits	0	(1,077)
Share-based compensation expense	7,897	7,887
Digital asset impairment losses	44,242	0
Changes in operating assets and liabilities:
Accounts receivable	6,439	11,781
Prepaid expenses and other current assets	391	4,513
Deposits and other assets	(175)	349
Accounts payable and accrued expenses	902	(11,618)
Accrued compensation and employee benefits	(7,221)	(7,368)
Deferred revenue and advance payments	(12,385)	23,612
Operating lease liabilities	(7,148)	(6,394)
Other long-term liabilities	1,625	(674)
Net cash provided by operating activities	28,297	52,323

Investing activities:
Purchases of digital assets	(425,000)	0
Proceeds from redemption of short-term investments	119,886	589,357
Purchases of property and equipment	(1,162)	(9,382)
Purchases of short-term investments	(9,928)	(320,487)
Net cash (used in) provided by investing activities	(316,204)	259,488

Financing activities:
Proceeds from sale of class A common stock under exercise of employee stock options	3,616	5,442
Purchases of treasury stock	(122,480)	(48,244)
Net cash used in financing activities	(118,864)	(42,802)

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	2,839	(3,926)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(403,932)	265,083
Cash, cash equivalents, and restricted cash, beginning of period	457,816	110,786
Cash, cash equivalents, and restricted cash, end of period	$53,884	$375,869

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$29,573	$18,972	$56,973	$57,384
Subscription services	8,305	7,894	24,294	22,142
Total product licenses and subscription services	37,878	26,866	81,267	79,526
Product support	71,352	72,885	212,548	217,313
Other services:
Consulting	16,954	18,038	51,973	50,135
Education	1,224	1,904	3,628	5,822
Total other services	18,178	19,942	55,601	55,957
Total revenues	127,408	119,693	349,416	352,796

Cost of revenues
Product licenses and subscription services:
Product licenses	545	526	1,729	1,597
Subscription services	3,656	3,889	11,512	10,976
Total product licenses and subscription services	4,201	4,415	13,241	12,573
Product support	5,679	6,922	19,234	21,710
Other services:
Consulting	10,331	11,102	31,927	35,996
Education	1,525	1,376	5,868	5,059
Total other services	11,856	12,478	37,795	41,055
Total cost of revenues	21,736	23,815	70,270	75,338

Gross profit	$105,672	$95,878	$279,146	$277,458

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

INCOME (LOSS) FROM OPERATIONS

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP income (loss) from operations:
(Loss) income from operations	$(20,271)	$4,586	$(14,015)	$(10,630)
Share-based compensation expense	2,560	1,834	7,897	7,887
Digital asset impairment losses	44,242	0	44,242	0
Non-GAAP income (loss) from operations	$26,531	$6,420	$38,124	$(2,743)

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

NET INCOME AND EARNINGS PER SHARE

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP net income:
Net (loss) income	$(14,229)	$9,700	$(10,185)	$22,188
Share-based compensation expense, net of tax	2,608	1,932	8,381	$7,428
Digital asset impairment losses, net of tax	31,465	0	31,465	0
Gain from Domain Name Sale, net of tax	0	0	0	(21,778)
Non-GAAP net income	$19,844	$11,632	$29,661	$7,838

Reconciliation of non-GAAP diluted earnings per share:
Diluted (loss) earnings per share	$(1.48)	$0.94	$(1.04)	$2.15
Share-based compensation expense, net of tax (per diluted share)	0.27	0.19	0.85	0.72
Digital asset impairment losses, net of tax (per diluted share)	3.27	0.00	3.22	0.00
Gain from Domain Name Sale, net of tax (per diluted share)	0.00	0.00	0.00	(2.11)
Non-GAAP diluted earnings per share	$2.06	$1.13	$3.03	$0.76

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	September 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2020	2020	2020	2019	2020	2020
Revenues
Product licenses	$29,573	$(341)	$29,914	$18,972	55.9%	57.7%
Subscription services	8,305	91	8,214	7,894	5.2%	4.1%
Total product licenses and subscription services	37,878	(250)	38,128	26,866	41.0%	41.9%
Product support	71,352	670	70,682	72,885	-2.1%	-3.0%
Other services	18,178	269	17,909	19,942	-8.8%	-10.2%
Total revenues	127,408	689	126,719	119,693	6.4%	5.9%

	Nine Months Ended
	September 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2020	2020	2020	2019	2020	2020
Revenues
Product licenses	$56,973	$(1,537)	$58,510	$57,384	-0.7%	2.0%
Subscription services	24,294	9	24,285	22,142	9.7%	9.7%
Total product licenses and subscription services	81,267	(1,528)	82,795	79,526	2.2%	4.1%
Product support	212,548	(1,671)	214,219	217,313	-2.2%	-1.4%
Other services	55,601	(229)	55,830	55,957	-0.6%	-0.2%
Total revenues	349,416	(3,428)	352,844	352,796	-1.0%	0.0%

(1)

The “Foreign Currency Exchange Rate Impact” reflects the estimated impact of fluctuations in foreign currency exchange rates on international revenues.  It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)	The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)	The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	September 30,	December 31,	September 30,
	2020	2019*	2019
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$186	$481	$470
Deferred subscription services revenue	19,535	16,561	12,812
Deferred product support revenue	134,632	161,670	139,402
Deferred other services revenue	6,492	8,395	7,560
Total current deferred revenue and advance payments	$160,845	$187,107	$160,244

Non-current:
Deferred product licenses revenue	$140	$293	$368
Deferred subscription services revenue	5,988	97	142
Deferred product support revenue	4,759	3,417	3,440
Deferred other services revenue	770	537	537
Total non-current deferred revenue and advance payments	$11,657	$4,344	$4,487

Total current and non-current:
Deferred product licenses revenue	$326	$774	$838
Deferred subscription services revenue	25,523	16,658	12,954
Deferred product support revenue	139,391	165,087	142,842
Deferred other services revenue	7,262	8,932	8,097
Total current and non-current deferred revenue and advance payments	$172,502	$191,451	$164,731

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

WORLDWIDE EMPLOYEE HEADCOUNT

	September 30,	June 30,	March 31,	December 31,	September 30,
	2020	2020	2020	2019	2019
Subscription services	54	64	63	69	66
Product support	165	189	204	219	231
Consulting	397	421	425	392	390
Education	38	43	42	38	38
Sales and marketing	495	573	594	597	616
Research and development	666	684	721	743	775
General and administrative	258	285	314	338	337
Total headcount	2,073	2,259	2,363	2,396	2,453